Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Sysorex, Inc. and Subsidiary (f/k/a Inpixon, USA and Subsidiary) on Form S-1 of our report, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern dated April 18, 2018, with respect to our audits of the combined carve-out financial statements of Sysorex, Inc. and Subsidiary (f/k/a Inpixon, USA and Subsidiary) as of December 31, 2017 and 2016 and for the years ended December 31, 2017 and 2016, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 21, 2018